SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549



                                  SCHEDULE 13D



           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       TriMedia Entertainment Group, Inc.
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   89625S 10 6
                                 (CUSIP Number)

                                 JASON M. MEYERS
                             ASPATUCK HOLDINGS LTD.
                        115 East 57th Street, 11th Floor
                               New York, NY 10022
                                TEL. 917.546.6640
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 16, 2007
             (Date of Event Which Requires Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

CUSIP NO. 89625S 10 6

---------------------- -------------------------------------------- ------------

  1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Aspatuck Holdings Ltd.  directly as Reporting Person
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER                   64,180,000*
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER                          0
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER              64,180,000*
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER                     0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     64,180,000*


  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            40.6 %
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

  * Represents number of shares of Common Stock of the Issuer into which 10,000 shares of Series A Convertible Preferred Stock of the Issuer acquired by the Reporting person may be converted into as well as the number of votes these shares have voting with the Common Stock as a single class.

CUSIP NO.   89625S 10 6

---------------------- -------------------------------------------- ------------

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Jason M. Meyers, indirectly as control person of Reporting Person
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                       [ x]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION                           New York
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER                   64,180,000*
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8         SHARED VOTING POWER                           0
  OWNED BY       -----------  --------------------------------------------------
    EACH              9         SOLE DISPOSITIVE POWER               64,180,000*
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER                     0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT
  BENEFICIALLY OWNED BY EACH REPORTING PERSON                        64,180,000*
--------------------------------------------------------------------------------

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            40.6 %
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------


* Represents number of shares of Common Stock of the Issuer into which 10,000 shares of Series A Convertible Preferred Stock of the Issuer acquired by the Reporting Person may be converted into as well as the number of votes these shares have voting with the Common Stock as a single class.

                              SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER:

This statement relates to 64,180,000 shares (the "Shares") of common stock, $0.001 par value per share (the "Common Stock"), of TriMedia Entertainment Group, Inc., a Delaware corporation (the "Issuer" or the "Company"). AHL owns 10,000 shares of Series A Convertible Preferred Stock of the Issuer ("Preferred Shares"). Each share is convertible into 6,418 shares of Common Stock or a total of 64,180,000 shares of Issuer's Common Stock. Conversion is automatic when the Company has sufficient authorized shares of Common Stock. This represents 40.6 % of such shares on acquisition. (assuming conversion of the Preferred Shares on such date). The Preferred Shares have voting rights equivalent to the Common Stock into which these shares are convertible.

The principal executive offices of the Issuer are now located at 115 East 57th Street, 11th Floor New York, NY 10022

ITEM 2.    IDENTITY AND BACKGROUND:

This statement is being filed by Aspatuck Holdings Ltd., a Delaware corporation ( the "Reporting Person" or "AHL") and by Jason M. Meyers ("Meyers") as control person of Reporting Person (beneficial owner of the securities). The Reporting Person is a private investment fund. The mailing and business address of the Reporting Person and Mr. Meyers is 115 East 57th Street, 11th Floor New York, NY 10022.

The sole director and executive officer of AHL is Meyers. The principal occupation of Mr. Meyers is President of AHL.

Neither AHL or Meyers have not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). In 2003 a judgment was rendered in Washington State against Mr. Meyers and a brokerage firm employing Mr. Meyers which included breaches under that state's securities laws. The action was brought by a former customer of the brokerage firm which was not controlled by Mr. Meyers. Except for such proceeding and resulting judgment, neither AHL nor Meyers have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

  Mr. Meyers is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

No funds were used in conjunction with the acquisition of the shares. The consideration consisted solely of shares of a corporate party to a merger pursuant to an Agreement and Plan of Merger (the " Merger Agreement") by and among the Issuer TriMedia Acquisition Corp., a wholly owned subsidiary of the Issuer and VGB Media, Inc. (VGB") . VGB was wholly owned by AHL. As of November 16, 2007 all the transactions under the Merger Agreement closed pursuant to which VGB became a wholly owned subsidiary of the Issuer and AHL received 10,000 Preferred Shares convertible into a total of 64,180,000 shares of Common Stock. VGB is a newly formed company with substantially no assets or liabilities.

ITEM 4.  PURPOSE OF TRANSACTION:

As a condition of the closing of the Merger described above, Issuer completed a restructuring pursuant to the terms of which (i) certain creditors of the Company converted their indebtedness into 46,000,000 shares Common Stock; (ii) all the assets of Company were contributed to a newly formed Delaware corporation ("Newco") in which the Company has a 19% economic interest with an option to acquire additional interests and (iii) all liabilities of the Company prior to the closing date or arising from the continuing business have been assumed by Newco.

As a condition of the closing, Christopher Schwartz, the chief executive Officer and sole director of our board of directors, resigned his positions and the nominees of AHL were elected as our directors and officers. Messrs Jason Meyers and Salvatore Farina are the initial nominees of VGB.

After the Merger, AHL obtained de facto control of the Company by virtue of its share position and election of its nominees as directors and officers. Upon closing of the restructuring, the business of the Company will consist of the entertainment related business VGB intended to conduct. VGB is a start-up and plans to originate, acquire and exploit entertainment related content in the area of Music, Film, TV, Video Games and Live Event Performance. It will distribute content through physical distribution channels as well as through digital methods utilizing the internet.

The Issuer also intends to amend Its Certificate of Incorporation to increase the authorize number of shares of Common Stock resulting in the automatic conversion of the Preferred Shares. It has received proxies from Christopher Schwartz and IL Resources to vote over 61,000,000 shares for this purpose (and no other purpose).

In connection the Merger, the Company will issue 7,500,000 additional shares of Common Stock to a finder.

Finally the Company intends to conduct a private placement of convertible notes and warrants.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

AHL has sole voting power and sole dispositive power over the Shares and owns the Shares of record. Meyers through his control position of AHL, is indirect beneficial owner of 40.6% of the outstanding common stock of Issuer. As a result AHL and Meyers may be deemed respectively to have direct and indirect sole voting and dispositive power over the Shares. Neither AHL or Meyers directly owns any shares of common stock of Issuer. Neither AHL nor Meyers has effected any transactions in the Common Stock during the past 60 days.

No person other than AHL (directly) and Meyers (indirectly) has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any of the Common Stock beneficially owned by AHL.

The number of outstanding shares of common stock of the Issuer is based on information provided to Funding by the Issuer in its Current Report Pursuant to Form 8-K Dated October 1, 2007 and its Current Report Pursuant to Form 8-K Dated November 16, 2007.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:


Reference is made to the information set forth in Item 4 of this Schedule 13D.Other than the agreements described there are no contracts, arrangements, understandings or relationships (legal or otherwise) among AHL or Meyers and Issuer or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:
Reference is made to the following Exhibits


-------------------------- ---------------------------------------------------------------------
         2.5               Agreement  and Plan of Merger  between  by and  among  the  Company,
                           TriMedia Acquisition Corp. and VGB Media, Inc. *
-------------------------- ---------------------------------------------------------------------
         2.6               Certificate  of  Designations,  Preferences  and  Rights of Series A
                           Convertible  Preferred Stock of TriMedia  Entertainment  Group, Inc.
                           filed November 6, 2007.**
-------------------------- ---------------------------------------------------------------------
                                *Filed  with  Company's  Current  Report  Pursuant to Form 8-K
                                Dated October 1, 2007.

                                ** Filed with Company's Current Report Pursuant
                                to Form 8-K Dated November 16, 2007.
-------------------------- ---------------------------------------------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, eachof us hereby certify that the information set forth in this statement is true, complete and correct.

Dated:
November 26, 2007

                                                     Aspatuck Holdings, Ltd.

                                                     By: /s/ Jason M. Meyers
                                                     ---------------------
                                                     Jason M. Meyers, President

                                                     /s/ Jason M. Meyers
                                                     -------------------------
                                                     Jason M. Meyers